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FACSIMILE
RICHARD S. SOROKO	(415) 262-1212
email: rsoroko@TWSGLAW.com

SAN RAFAEL OFFICE
(415) 448-5000

December 21, 2012

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention:  Johnny Gharib

Re:	BioTime, Inc. Post-Effective Amendment No. 3 to Registration Statement on Form S-3 (SEC File No. 333-183557)

Dear Mr. Gharib:

This letter accompanies Post-Effective Amendment No. 3 (“Amendment”) to Registration Statement on Form S-3 No. 333-183557 filed by BioTime, Inc.  The Amendment responds to the comments contained in your letter of November 30, 2012 and those provided by telephone call.  This letter explains our responses and where you may find revised disclosure in the Amendment.

Comment 1

We have made changes on the cover page of the Prospectus Supplement, in the summary on page S-2, and in the Sale of Shares and Plan of Distribution section on page S-7 stating that the Prospectus Supplement pertains to a primary at-the-market offering by BioTime, and that Cell Cure Neurosciences is a statutory underwriter.

Exhibit 5.1

We have re-filed our legal opinion.

Other Revisions

BioTime has updated the recent market price of its common shares shown on the cover page of the Prospectus Supplement.

Securities and Exchange Commission
December 21, 2012

The Dilution section and corresponding Risk Factor on pages S-5 and S-6 have been revised based on a more current closing price of BioTime common shares.

BioTime has updated the list of Current Reports on Form 8-K incorporated by reference on page S-10.

Please direct all correspondence and communications with respect to the Registration Statement to the undersigned.

Very truly yours,

s/Richard S. Soroko
Richard S. Soroko